CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 280 Park Avenue 40th Floor West, Suite 401 New York, New York 10017 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the percentage of outstanding shares is based on 93,379,217 shares of Common Stock (as defined herein) outstanding as of July 20, 2010, as reported by the Issuer (as defined herein) in its Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on July 20, 2010 (the “July 20 Registration Statement”).

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*	The calculation of the percentage of outstanding shares is based on 93,379,217 shares of Common Stock outstanding as of July 20, 2010, as reported by the Issuer in the July 20 Registration Statement.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

15,715,862
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

15,715,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the percentage of outstanding shares is based on 93,379,217 shares of Common Stock outstanding as of July 20, 2010, as reported by the Issuer in the July 20 Registration Statement.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, and Amendment No. 2 filed on May 7, 2010, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D Filing is hereby amended and supplemented by adding the following new paragraphs to the end thereof:

The aggregate funds used in connection with the purchase of 14,088 shares of Series B Preferred Stock (as defined herein) pursuant to the terms of the Investment Agreement (as defined herein) was $14,088,000, and was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

As described under Item 6 below, on June 29, 2010, the 14,088 shares of Series B Preferred Stock held by CapGen LP automatically converted into 9,715,862 shares of Common Stock  based on a conversion price of $1.45 per share pursuant to the terms of the Issuer’s Amended and Restated Articles of Incorporation filed with the Florida Secretary of State on April 9, 2010 (the “Series B Articles of Amendment”).

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following new paragraph immediately following the fourth paragraph thereof:

On June 17, 2010, pursuant to the terms of the Investment Agreement, after receipt of approval from the Fed, CapGen LP purchased from the Issuer 14,088 shares of Series B Preferred Stock.  On June 29, 2010, after receipt of the Shareholder Approval (as defined herein) such shares of Series B Preferred Stock automatically converted into 9,715,862 shares of Common Stock based on a conversion price of $1.45 per share pursuant to the terms of the Series B Articles of Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group III LP	15,715,862	16.8%	15,715,862	0	15,715,862	0
CapGen Capital Group III LLC	15,715,862	16.8%	15,715,862	0	15,715,862	0
Eugene A. Ludwig	15,715,862	16.8%	0	15,715,862	0	15,715,862

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On April 8, 2010, CapGen executed a registration rights agreement (the “April Registration Rights Agreement”) with the Issuer in connection with the Offerings described in Item 4 above, a copy of which is included as Exhibit 7 to this Schedule 13D. Pursuant to the April Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to file with the SEC a shelf registration statement in accordance with and pursuant to Rule 415 promulgated under the Securities Act of 1933 to cover the shares of Common Stock issuable upon conversion of the Preferred Stock.  The April Registration Rights Agreement also grants the investors party thereto (including their proper transferees) piggyback registration rights with respect to future public offerings of securities of the Issuer, other than registrations resulting from obligations  arising out of any other registration rights agreement to which the Issuer is a party (including the Registration Rights Agreement described above), and subject to certain other limitations set forth in the April Registration Rights Agreement.

On April 9, 2010, the Issuer filed the Series B Articles of Amendment with the Florida Secretary of State.

The terms of the Series B Preferred Stock, as set forth in the Series B Articles of Amendment, were as follows:

Mandatory Conversion. All shares of Series B Preferred Stock automatically converted into shares of Common Stock on June 29, 2010, which was the fifth business day following the receipt by the Issuer on June 22, 2010 of the approval by the holders of the Common Stock of the issuance of the Common Stock upon the mandatory conversion for purposes of NASDAQ Stock Market Rule 5635 (the “Shareholder Approval”). The Series B Preferred Stock automatically converted into a number of shares of Common Stock calculated by dividing (i) the $1,000 per share liquidation amount by (ii) the applicable conversion price, which was $1.45 per share.

Dividends. Although the Series B Articles of Amendment does provide for dividends on the Series B Preferred Stock, because the Issuer received Shareholder Approval prior to the first dividend payment date, the Issuer had and has no obligation to pay dividends on the Series B Preferred Stock.

Ranking. The Series B Preferred Stock ranked, with respect to dividends and distributions on liquidation, winding up and dissolution, on a parity with the Issuer’s Fixed Rate Perpetual Stock, Series A (“Series A Preferred Stock”), and with each other class or series of equity securities of the Issuer the terms of which did not expressly provide that such class or series would rank senior or junior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer. The Series B Preferred Stock ranked senior to the Common Stock.

Voting Rights. The holders of the Series B Preferred Stock did not have any voting rights other than as required by law, except (i) holders of the Series B Preferred Stock had the right to elect two directors in the event that the Issuer (A) failed to pay dividends on its Series A Preferred Stock for six quarterly periods or (B) failed to pay dividends on the Series B Preferred Stock for three semi-annual periods and (ii) that the approval of the holders of 66 2/3% of the Series B Preferred Stock, voting as a separate class, would be required with respect to certain matters, including (A) the creation of any series of senior equity securities; (B) amendments to the Series B Articles of Amendment that adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; and (C) any consummation of a binding share exchange or reclassification involving the shares of Series B Preferred Stock, or, in certain instances, of a merger or consolidation of the Issuer with another corporation or other entity.

Redemption. The Series B Preferred Stock was not redeemable by the Issuer or the holders of the Series B Preferred Stock.

Ownership Limitations. Other than CapGen, pursuant to the terms of the Series B Articles of Amendment, the number of shares of Common Stock to be issued to any holder were only to be issued to the extent (but only to the extent) that the issuance of such shares of Common Stock would not (i) cause or result in such holder and its affiliates, collectively, being deemed to own, control or have the power to vote or dispose of securities which would represent more than 9.99% of the voting securities of any class or series of the Issuer’s capital stock outstanding at such time; (ii) otherwise cause such holder or any of its affiliates to be required to file a notice or application for approval under the Bank Holding Company Act, the Change in Bank Control Act or any similar state or federal statute; or (iii) require such holder or any of its affiliates to obtain the prior approval of any bank regulator (collectively, the “Ownership Limit”). In addition, any shares of Common Stock that were to otherwise be issued to the holder upon conversion of shares of Series B Preferred Stock held by such holder, but could not be issued to such holder at the time of conversion as a result of the Ownership Limit, were to be issued to such holder on the first date on which such issuance would not cause or result in a violation of the Ownership Limit.

On May 24, 2010, the Issuer filed two registration statements on Form S-1in connection with its obligations under each of the Registration Rights Agreement and the April Registration Rights Agreement.  Such registration statements were subsequently amended on July 15, 2010 and July 20, 2010.  The registration statements were declared effective on July 22, 2010.

The foregoing references to and descriptions of the Series B Articles of Amendment  and April Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of each of the Series B Articles of Amendment and April Registration Rights Agreement attached hereto as Exhibits 6 and 7, respectively, and which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 6
Articles of Amendment to the Amended and Restated Articles of Incorporation, dated April 9, 2010 (incorporated by reference to Exhibit 3.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 7
Registration Rights Agreement, dated as of April 8, 2010, among Seacoast Banking Corporation of Florida and the investors named on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     July 26, 2010

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 6
Articles of Amendment to the Amended and Restated Articles of Incorporation, dated April 9, 2010 (incorporated by reference to Exhibit 3.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 7
Registration Rights Agreement, dated as of April 8, 2010, among Seacoast Banking Corporation of Florida and the investors named on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).